Exhibit 12.1

EP ENERGY LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Six months ended June 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings
(Loss) income from continuing operations before income taxes	$(40)	$(55)	$(203)	$(26)	$(4,326)	$1,262	$42
Loss from equity investees	—	—	—	—	—	—	12
(Loss) income before income taxes before adjustment for loss from equity investees	(40)	(55)	(203)	(26)	(4,326)	1,262	54

Fixed charges	177	167	331	318	346	339	342
Distributed income of equity investees	—	—	—	—	—	—	24
Capitalized interest	(3)	(2)	(4)	(4)	(14)	(21)	(19)
Total earnings available for fixed charges	$134	$110	$124	$288	$(3,994)	$1,580	$401

Fixed charges
Interest and debt expense	$176	$167	$330	$316	$344	$337	$340
Interest component of rent	1	—	1	2	2	2	2
Total fixed charges	$177	$167	$331	$318	$346	$339	$342

Ratio of earnings to fixed charges(1)	—	—	—	—	—	4.66x	1.17x

(1)
Earnings for the six months ended June 30, 2018 and 2017 were inadequate to cover fixed charges by $43 million and $57 million, respectively. Earnings for the years ended December 31, 2017 and 2016 were inadequate to cover fixed charges by $207 million and $30 million, respectively. Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $4,340 million, due to non-cash impairment charges of approximately $4.3 billion associated with proved and unproved oil and natural gas properties related to a decline in commodity prices.

For purposes of computing these ratios, earnings means income (loss) from continuing operations before income taxes or loss from equity investees, adjusted to reflect actual distributions from equity investments and fixed charges less capitalized interest. Fixed charges means the sum of interest costs (not including interest on tax liabilities which is included in income tax expense on our income statement), amortization of debt costs and that portion of rental expense we believe reflects a reasonable approximation of the interest component of rent expense.